Exhibit 99.2



Senior Housing Properties Trust

Third Quarter 2011
Supplemental Operating and Financial Data



The Laurels in Stone Oak, San Antonio, TX.
Assisted Living Community.
Living Units: 94.

All amounts in this report are unaudited.

TABLE OF CONTENTS



TABLE OF CONTENTS



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ABILITY TO PURCHASE OR SELL PROPERTIES;
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL;
- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS AND MAINTAIN CURRENT RENTAL RATES;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS AND LIQUIDITY INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON OUR TENANTS AND THEIR ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST FOR U.S. FEDERAL INCOME TAX PURPOSES; AND
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE RESULTING FROM PPACA AND OTHER RECENTLY ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO MATCH FIVE STAR'S COST INCREASES;
  - CHANGES IN REGULATIONS AFFECTING ITS OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REPAY OUR REVOLVING CREDIT FACILITY OR OUR OTHER DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES; AND
- REVENUES AND RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESS OF OUR TENANTS, NATURAL DISASTERS OR CHANGES IN OUR PROPERTIES' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



1295 Boylston Street, Boston, MA.
Medical Office Building.
Major tenant: Children's Hospital.
Square Feet: 99,021



The Company:

Senior Housing Properties Trust, or SNH, we, our, or us, is a real estate investment trust, or REIT, which owns independent and assisted living properties, continuing care retirement communities, nursing homes, hospitals, wellness centers, and office buildings leased to medical providers or medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2011, RMR managed a large portfolio of publicly owned real estate, including over 1,450 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has over 700 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of publicly offered mutual funds, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of nearly $20 billion as of September 30, 2011. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business plan is to maintain our portfolio of independent and assisted living properties, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living properties where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as our wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- SNH

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349



COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 9/30/11) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	Percent	Q3 2011 NOI (2)	Percent
Independent living (3)	48	12,247		$ 1,255,320	29.3%	$ 28,115	30.1%
Assisted living (3)	144	10,434		1,203,168	28.0%	25,643	27.4%
Nursing homes (3)	48	5,024		203,538	4.7%	4,164	4.5%
Rehabilitation hospitals	2	364		70,228	1.6%	2,597	2.8%
Wellness centers	10	812,000	sq. ft.	180,017	4.2%	4,439	4.7%
Medical office buildings (MOBs)	105	7,490,000	sq. ft.	1,382,550	32.2%	28,565	30.5%
Total	357			$ 4,294,821	100.0%	$ 93,523	100.0%

Operating Statistics by Tenant / Managed Properties ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q3 2011 NOI (2)	Tenant / Managed Properties Operating Statistics (4) Rent Coverage (4)	Occupancy (4)
Five Star (Lease No. 1)	89	6,539		$ 13,946	1.26x	85.6%
Five Star (Lease No. 2)	48	6,140		13,015	1.41x	82.1%
Five Star (Lease No. 3)	28	5,618		15,512	1.51x	86.7%
Five Star (Lease No. 4)	25	2,614		5,920	1.11x	83.4%
Sunrise Senior Living, Inc. / Marriott (5)	14	4,091		7,013	1.56x	89.8%
Brookdale Senior Living, Inc.	18	894		1,754	2.24x	92.1%
5 private companies (combined)	7	959		1,231	2.52x	83.8%
TRS Managed (6)	13	1,214		2,128	NA	82.8%
Wellness centers	10	812,000	sq. ft.	4,439	2.16x	100.0%
Multi-tenant MOBs	105	7,490,000	sq. ft.	28,565	NA	96.4%
Total	357			$ 93,523		

(1) Amounts are before depreciation, but after impairment write downs, if any.
(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income.
(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(4) Operating data for multi-tenant MOBs are presented as of September 30, 2011; operating data for other tenants are presented based upon the operating results provided by our tenants for the 12 months ended June 30, 2011, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(5) Marriott International, Inc., or Marriott, guarantees this lease.
(6) These 13 senior living communities acquired by us since June 2011 are leased to our taxable REIT subsidiary, or our TRS, and managed by Five Star; operating data for TRS managed properties are presented from the date of acquisition through September 30, 2011.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth Heiss, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jeffrey Spector
(646) 855-1363

RBC
Frank Morgan
(615) 372-1331

Jefferies & Company
Tayo Okusanya
(212) 336-7076

R.W. Baird
David AuBuchon
(314) 863-4235

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Jerry Doctrow
(443) 224-1309

Morgan Stanley
Paul Morgan
(415) 576-2627

UBS
Ross Nussbaum
(212) 713-4847

Raymond James
Paul Puryear
(727) 567-2253

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Gene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Pewaukee Clinic, Pewaukee, WI.
Medical Office Building.
Major Tenant: Aurora Healthcare.
Square Feet: 148,022

KEY FINANCIAL DATA

(share amounts and dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Shares Outstanding (1):					
Common shares outstanding (at end of period)	153,446	141,874	141,864	141,855	127,480
Weighted average common shares outstanding during period	153,385	141,869	141,855	130,136	127,423
Common Share Data:					
Price at end of period	$ 21.54	$ 23.41	$ 23.04	$ 21.94	$ 23.50
High during period	$ 24.64	$ 24.50	$ 24.66	$ 25.28	$ 24.57
Low during period	$ 19.09	$ 22.55	$ 21.28	$ 20.42	$ 19.31
Annualized dividends paid per share (2)	$ 1.48	$ 1.48	$ 1.48	$ 1.48	$ 1.44
Annualized dividend yield (at end of period) (2)	6.9%	6.3%	6.4%	6.7%	6.1%
Annualized Normalized FFO multiple (at end of period)	12.5x	13.3x	13.1x	12.5x	14.0x
Market Capitalization:					
Total debt (book value)	$ 1,604,777	$ 1,552,161	$ 1,347,067	$ 1,204,890	$ 1,091,017
Plus: market value of common shares (at end of period)	3,305,227	3,321,270	3,268,547	3,112,299	2,995,780
Total market capitalization	$ 4,910,004	$ 4,873,431	$ 4,615,614	$ 4,317,189	$ 4,086,797
Total debt / total market capitalization	32.7%	31.8%	29.2%	27.9%	26.7%
Book Capitalization:					
Total debt	$ 1,604,777	$ 1,552,161	$ 1,347,067	$ 1,204,890	$ 1,091,017
Plus: total shareholders' equity	2,309,524	2,103,022	2,110,918	2,127,977	1,852,772
Total book capitalization	$ 3,914,301	$ 3,655,183	$ 3,457,985	$ 3,332,867	$ 2,943,789
Total debt / total book capitalization	41.0%	42.5%	39.0%	36.2%	37.1%
Selected Balance Sheet Data:					
Total assets	$ 4,003,313	$ 3,733,418	$ 3,525,408	$ 3,392,656	$ 2,999,712
Total liabilities	$ 1,693,789	$ 1,630,396	$ 1,414,490	$ 1,264,679	$ 1,146,940
Gross book value of real estate assets (3)	$ 4,294,821	$ 4,076,397	$ 3,873,118	$ 3,761,712	$ 3,378,618
Total debt / gross book value of real estate assets (3)	37.4%	38.1%	34.8%	32.0%	32.3%
Selected Income Statement Data:					
Total revenues (4)	$ 113,277	$ 100,748	$ 98,077	$ 96,836	$ 80,961
Net operating income (NOI) (5)	$ 93,523	$ 89,933	$ 88,074	$ 90,751	$ 76,362
EBITDA (6)	$ 90,305	$ 86,057	$ 84,932	$ 78,128	$ 73,755
Net income	$ 29,996	$ 51,048	$ 31,775	$ 33,864	$ 28,078
Normalized FFO (7)	$ 65,368	$ 62,609	$ 62,115	$ 57,189	$ 53,460
Common distributions paid (2)	$ 56,748	$ 52,490	$ 52,486	$ 47,167	$ 45,869
Per Share Data:					
Net income	$ 0.20	$ 0.36	$ 0.22	$ 0.26	$ 0.22
Normalized FFO (7)	$ 0.43	$ 0.44	$ 0.44	$ 0.44	$ 0.42
Common distributions paid (2)	$ 0.37	$ 0.37	$ 0.37	$ 0.37	$ 0.36
Normalized FFO payout ratio (2) (7)	86.0%	84.1%	84.1%	84.1%	85.7%
Coverage Ratios:					
EBITDA (6) / interest expense	3.7x	3.7x	3.7x	3.7x	3.6x
Total debt / annualized EBITDA (6)	4.4x	4.5x	4.0x	3.9x	3.7x

(1) SNH has no outstanding common shares equivalents, such as units, convertible debt or stock options. Excludes 9.2 million shares issued on October 18, 2011.
(2) The amounts stated are based on the amounts paid during the periods.
(3) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(4) During the fourth quarter of 2010, we recognized $10.3 million of percentage rent for the year ended December 31, 2010.
(5) See Exhibit A for the calculation of NOI.
(6) See Exhibit B for the calculation of EBITDA.
(7) See Exhibit C for the calculation of Normalized FFO.

CONDENSED CONSOLIDATED BALANCE SHEET
(amounts in thousands, except share data)



	As of September 30, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 520,175	$ 446,622
Buildings, improvements and equipment	3,774,646	3,315,090
	4,294,821	3,761,712
Less accumulated depreciation	603,309	538,872
	3,691,512	3,222,840
Cash and cash equivalents	26,845	10,866
Restricted cash	7,169	4,994
Deferred financing fees, net	22,844	16,262
Acquired real estate leases, net	98,840	63,593
Loan receivable (1)	48,000	-
Other assets	108,103	74,101
Total assets	$ 4,003,313	$ 3,392,656
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 210,000	$ 128,000
Senior unsecured notes, net of discount	670,849	422,880
Secured debt and capital leases	723,928	654,010
Accrued interest	15,933	14,993
Assumed real estate lease obligations, net	18,853	18,239
Other liabilities	54,226	26,557
Total liabilities	1,693,789	1,264,679
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
174,700,000 shares authorized, 153,446,046 and 141,854,657 shares issued		
and outstanding at September 30, 2011 and December 31, 2010, respectively	1,534	1,418
Additional paid in capital	2,759,570	2,510,373
Cumulative net income	869,337	756,518
Cumulative other comprehensive income	(5,325)	13,536
Cumulative distributions	(1,315,592)	(1,153,868)
Total shareholders' equity	2,309,524	2,127,977
Total liabilities and shareholders' equity	$ 4,003,313	$ 3,392,656

(1) In May 2011, we and Five Star entered into a loan agreement under which we agreed to lend Five Star up to $80.0 million, or the Bridge Loan, to fund Five Star's purchase price for six senior living communities. As of September 30, 2011, the Bridge Loan was secured by three of the senior living communities that Five Star acquired as part of this transaction and four other senior living communities owned by Five Star. The Bridge Loan matures on July 1, 2012 and bears interest at a rate equal to the annual rates of interest applicable to our borrowings under our revolving credit facility, plus 1%. Since June 2011, Five Star has borrowed all $80.0 million under this Bridge Loan and then repaid $32.0 million with the proceeds of an equity offering. As of September 30, 2011, $48.0 million was outstanding and no additional borrowings were available under this Bridge Loan.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(amounts in thousands, except per share data)



	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Revenues:				
Rental income (1)	$ 102,546	$ 80,961	$ 300,527	$ 242,173
Residents fees and services (2)	10,731	-	11,575	-
Total revenues	113,277	80,961	312,102	242,173
Expenses:				
Depreciation	28,824	22,505	82,120	67,139
Property operating expenses	19,754	4,599	40,572	13,138
General and administrative	6,608	5,545	19,618	16,439
Acquisition related costs	2,620	286	6,547	725
Impairment of assets	1,028	-	1,194	1,095
Total expenses	58,834	32,935	150,051	98,536
Operating income	54,443	48,026	162,051	143,637
Interest and other income	462	203	971	703
Interest expense	(24,730)	(20,226)	(70,837)	(59,155)
Loss on early extinguishment of debt	-	-	(427)	(2,433)
Gain on sale of properties	-	109	21,315	109
Equity in earnings (losses) of an investee	28	35	111	(17)
Income before income tax expense'	30,203	28,147	113,184	82,844
Income tax expense	(207)	(69)	(365)	(223)
Net income	$ 29,996	$ 28,078	$ 112,819	$ 82,621
Weighted average common shares outstanding	153,385	127,423	145,745	127,404
Net income per share	$ 0.20	$ 0.22	$ 0.77	$ 0.65
Additional Data:				
General and administrative expenses / total revenues	5.8%	6.8%	6.3%	6.8%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.5%	0.5%
Straight-line rent included in rental income (1)	$ 2,652	$ 1,370	$ 8,376	$ 4,468
Lease Value Amortization included in rental income (1)	$ 203	$ (223)	$ 574	$ (755)
Percentage rent, estimated (3)	$ 2,900	$ 2,700	$ 8,300	$ 7,700
Amortization of deferred financing fees and debt discounts	$ 1,363	$ 648	$ 3,506	$ 1,847
Non-cash stock based compensation, estimated	$ 463	$ 431	$ 1,238	$ 1,080
Loss on early extinguishment of debt settled in cash	$ -	$ -	$ -	$ 1,280
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Thirteen (13) senior living communities we acquired since June 2011 are leased to our TRS and managed by Five Star for our account. We recognize residents fees and services as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the residents with 30 days' notice.

(3) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, for purposes of providing additional data to investors, we provide estimated amounts of percentage rents with respect to those periods; the fourth quarter calculations exclude percentage rents we presented for the first three quarters.



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	For the Nine Months Ended	
	9/30/2011	9/30/2010
Cash flows from operating activities:		
Net income	$ 112,819	$ 82,621
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	82,120	67,139
Amortization of deferred financing fees and debt discounts	3,506	1,847
Amortization of acquired real estate leases	(574)	755
Loss on early extinguishment of debt	427	2,433
Impairment of assets	1,194	1,095
Gain on sale of properties	(21,315)	(109)
Equity in (earnings) losses of an investee	(111)	17
Change in assets and liabilities:		
Restricted cash	(2,175)	(1,141)
Other assets	(34,670)	(6,444)
Accrued interest	940	(335)
Other liabilities	29,809	13,533
Cash provided by operating activities	171,970	161,411
Cash flows used for investing activities:		
Acquisitions	(539,870)	(68,136)
Loan receivable from Five Star Quality Care, Inc.	(80,000)	-
Principal repayments on loan receivable	32,000	-
Investment in Five Star Quality Care, Inc.	(5,000)	-
Investment in Affiliates Insurance Company	-	(75)
Proceeds from sale of properties	38,663	1,450
Cash used for investing activities	(554,207)	(66,761)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	247,499	-
Proceeds from issuance of unsecured senior notes, net of discount	247,327	197,852
Proceeds from borrowings on revolving credit facility	590,000	45,000
Repayments of borrowings on revolving credit facility	(508,000)	(93,000)
Redemption of senior notes	-	(98,780)
Repayment of other debt	(7,013)	(6,293)
Payment of deferred financing fees	(9,873)	(3,821)
Distributions to shareholders	(161,724)	(137,589)
Cash provided by (used for) financing activities	398,216	(96,631)
Increase in cash and cash equivalents	15,979	(1,981)
Cash and cash equivalents at beginning of period	10,866	10,494
Cash and cash equivalents at end of period	$ 26,845	$ 8,513
Supplemental cash flow information:		
Interest paid	$ 66,391	$ 57,643
Income taxes paid	264	246
Non-cash investing activities:		
Acquisitions funded by assumed debt	(76,931)	(2,458)
Non-cash financing activities:		
Assumption of mortgage notes payable	76,931	2,458
Issuance of common shares pursuant to our equity compensation plans	1,814	2,048



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property	6.030%	6.030%	$ 12,445	3/11/2012	$ 12,372	0.4
Mortgage - secured by 1 property	6.730%	6.730%	2,372	6/30/2012	2,329	0.8
Mortgages - secured by 16 properties	6.330%	6.970%	30,830	7/1/2012	30,579	0.8
Mortgage - secured by 1 property (3)	6.070%	6.070%	3,198	9/1/2012	3,118	0.9
Mortgages - secured by 4 properties	6.420%	6.110%	11,006	12/1/2013	10,565	2.2
Mortgage - secured by 2 properties	6.310%	6.910%	14,070	12/1/2013	13,404	2.2
Mortgage - secured by 1 property	6.500%	6.500%	4,246	1/11/2013	4,137	1.3
Mortgage - secured by 1 property (3)	5.650%	5.650%	5,238	6/1/2015	4,867	3.7
Mortgage - secured by 1 property	6.365%	6.365%	11,781	7/1/2015	11,225	3.8
Mortgages - secured by 3 property	5.660%	5.660%	13,374	7/11/2015	12,326	3.8
Mortgage - secured by 1 property	5.880%	5.880%	2,963	7/11/2015	2,687	3.8
Mortgage - secured by 1 property	5.810%	5.810%	4,705	10/11/2015	4,325	4.0
Mortgage - secured by 1 property	5.970%	5.970%	6,607	4/11/2016	3,118	4.5
Mortgage - secured by 1 property	6.250%	6.250%	12,734	11/11/2016	11,820	5.1
Mortgages - secured by 8 properties (4)	6.540%	6.540%	47,913	5/1/2017	42,334	5.6
Mortgage - secured by 28 properties (5)	6.710%	6.710%	301,523	9/1/2019	266,704	7.9
Mortgage - secured by 1 property (6)	7.310%	7.310%	3,573	1/1/2022	41	10.3
Mortgage - secured by 1 property (6)	7.850%	7.850%	1,753	1/1/2022	21	10.3
Capital leases - 2 properties	7.700%	7.700%	14,304	4/30/2026	-	14.6
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	16.2
Mortgage - secured by 1 property	6.250%	6.250%	3,646	2/1/2033	26	21.4
Weighted average rate / total secured fixed rate debt	6.563%	6.611%	$ 522,981		$ 450,698	6.8
Secured Floating Rate Debt:						
Mortgage - secured by 28 properties (5)	6.352%	6.352%	$ 200,696	9/1/2019	$ 176,119	7.9
Weighted average rate / total secured debt	6.505%	6.539%	$ 723,677		$ 626,817	7.1
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (7)	1.800%	1.800%	$ 210,000	6/24/2015	$ 210,000	3.7
Unsecured Fixed Rate Debt:						
Senior notes due 2012	8.625%	8.625%	$ 225,000	1/15/2012	$ 225,000	0.3
Senior notes due 2016	4.300%	4.300%	250,000	1/15/2016	250,000	4.3
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	8.5
Weighted average rate / total unsecured fixed rate debt	6.468%	6.468%	$ 675,000		$ 675,000	4.2
Weighted average rate / total unsecured debt	5.360%	5.360%	$ 885,000		$ 885,000	4.1
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.563%	6.611%	$ 522,981		$ 450,698	6.8
Weighted average rate / total secured variable rate debt	6.352%	6.352%	200,696		176,119	7.9
Weighted average rate / total unsecured floating rate debt	1.800%	1.800%	210,000		210,000	3.7
Weighted average rate / total unsecured fixed rate debt	6.468%	6.468%	675,000		675,000	4.2
Weighted average rate / total debt	5.875%	5.890%	$ 1,608,677		$ 1,511,817	5.5

(1) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts stated in the contracts. In accordance with U.S. generally accepted accounting principles, or GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) These two mortgages are secured by one property.

(4) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(5) A portion of this loan which is secured by 28 senior living communities requires interest at a fixed rate and a portion of this loan requires interest at a floating rate.

(6) These two mortgages are secured by one property.

(7) Represents amounts outstanding on SNH's $750.0 million revolving credit facility at September 30, 2011. At the option of SNH and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Secured Fixed Rate Debt and Capital Leases		Secured Floating Rate Debt		Unsecured Floating Rate Debt (1)		Unsecured Fixed Rate Debt		Total	
					Scheduled Principal Payments During Period					
2011	$	2,079	$	596	$	-	$	-	$	2,675
2012		55,380		2,469		-		225,000		282,849
2013		35,065		2,670		-		-		37,735
2014		7,177		2,848		-		-		10,025
2015		42,756		3,037		210,000		-		255,793
2016		25,149		3,205		-		250,000		278,354
2017		48,665		3,453		-		-		52,118
2018		6,814		3,683		-		-		10,497
2019		272,132		178,735		-		-		450,867
2020 and thereafter		27,764		-		-		200,000		227,764
	$	522,981	$	200,696	$	210,000	$	675,000	$	1,608,677

(1) Represents amounts outstanding on our $750.0 million revolving credit facility at September 30, 2011. At the option of SNH and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Leverage Ratios:					
Total debt / total market capitalization	32.7%	31.8%	29.2%	27.9%	26.7%
Total debt / total book capitalization	41.0%	42.5%	39.0%	36.2%	37.1%
Total debt / total assets	40.1%	41.6%	38.2%	35.5%	36.4%
Total debt / gross book value of real estate assets (1)	37.4%	38.1%	34.8%	32.0%	32.3%
Secured debt / total assets	18.1%	18.7%	18.5%	19.3%	21.9%
Variable rate debt / total debt	25.6%	24.8%	17.0%	27.6%	19.8%
Coverage Ratios:					
EBITDA (2) / interest expense	3.7x	3.7x	3.7x	3.7x	3.6x
Total debt / annualized EBITDA (2)	4.4x	4.5x	4.0x	3.9x	3.7x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	35.5%	36.4%	33.2%	30.8%	31.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	16.0%	16.4%	16.1%	16.7%	18.8%
Consolidated income available for debt service / debt service - required minimum 1.50x / 2.00x	3.86x	3.86x	3.83x	3.72x	3.75x
Total unencumbered assets to unsecured debt - required minimum 1.50x	4.20x	4.04x	4.80x	5.75x	6.31x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property	Number of Properties	Units	Purchase Price (2)	Purchase Price Per Unit	Initial Lease / Cap Rate (3)		Tenant
5/1/2011	Illinois	Assisted Living	1	73	$ 7,500	$ 103	8.0%		Five Star
6/20,23/2011	Various	Independent / Assisted Living	4	523	82,073	157	7.5%		Five Star
6/20,23/2011	Various	Independent / Assisted Living	10	824	114,521	139	7.1%	(4)	Our TRS
7/22/2011	Florida	Assisted Living	1	83	10,235	123	7.5%		Five Star
7/22/2011	Florida	Assisted Living	2	269	34,436	128	7.1%	(4)	Our TRS
8/9/2011	Florida	Assisted Living	1	121	17,158	142	7.1%	(4)	Our TRS
	Total / Wtd. Avg. Senior Living Acquisitions		19	1,893	$ 265,923	$ 140	7.3%		

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (2)	Purchase Price per Sq. Ft.	Cap Rate (3)		Weighted Average Remaining Lease Term (5)	Occupancy (6)	Major Tenant
1/25/2011	Minnesota	MOB	1	83	$ 14,150	$ 171	9.7%		8.2	100.0%	WuXi AppTec
1/26/2011	Various	MOB	6	737	95,870	130	9.0%	(7)	6.0	96.0%	Various
5/20/2011	Minnesota	MOB	1	50	7,200	144	9.7%		7.7	100.0%	Allina Medical Clinic
6/6/2011	Florida	MOB	3	125	14,550	116	9.5%		2.8	86.6%	Sage Healthcare
7/26/2011	Florida	MOB	1	32	5,200	163	9.5%		2.8	86.6%	Sage Healthcare
9/30/2011	Various	MOB	13	1,310	167,000	127	9.2%	(8)	5.0	95.0%	Various
	Total / Wtd. Avg. MOB Acquisitions		25	2,337	$ 303,970	$ 130	9.2%		5.4		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price (9)	NBV	Book Gain on Sale
5/1/2011	Georgia	Skilled Nursing	2	$ 12,750	$ 5,756	$ 6,907
5/6/2011	Pennsylvania	Assisted Living	1	800	-	771
5/13/2011	Massachusetts	MOB	1	310	260	29
6/1/2011	Georgia	Skilled Nursing	1	5,250	2,868	2,319
6/29/2011	Massachusetts	MOB	1	525	436	51
6/30/2011	New Jersey	Skilled Nursing	1	19,825	8,228	11,238
	Total Dispositions		7	39,460	$ 17,548	$ 21,315

(1) During the quarter and nine months ended September 30, 2011, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $10.6 million and $25.9 million, respectively of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $845,000 and $2.1 million, respectively. These amounts are not included in the table above.

(2) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(3) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(4) In May 2011, we entered into agreements to acquire 15 communities, which upon acquisition, will be leased to our TRS and managed by Five Star under long term contracts. To date, we have acquired 13 of the 15 communities. The cap rate presented for these properties is the cap rate for the combined 15 managed communities based on historical results.

(5) Weighted average remaining lease term based on rental income.

(6) Occupancy as of acquisition date.

(7) During the fourth quarter of 2010, we entered a series of agreements to acquire 27 MOBs for an aggregate purchase price of $470.0 million, excluding closing costs. Twenty one (21) of these MOBs were acquired in 2010 and six were acquired in 2011. The cap rate presented for the six properties listed above is the cap rate for the 27 properties combined on the date the acquisition was announced.

(8) The cap rate presented for these properties is the cap rate for the 13 properties combined on the date the acquisition was announced.

(9) Sale price excludes closing costs, if any.



PORTFOLIO INFORMATION

Forum at Deer Creek, Deerfield Beach, FL.
Continuing Care Retirement Community.
Living Units: 291.



PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands except annualized rental income per living unit, bed or square foot)

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	Percent	Investment per Unit / Bed or Square Foot (2)	Q3 2011 NOI (3)	Percent
Facility Type:								
Independent living (4)	48	12,247		$ 1,255,320	29.3%	$ 102.5	$ 28,115	30.1%
Assisted living (4)	144	10,434		1,203,168	28.0%	$ 115.3	25,643	27.4%
Nursing homes (4)	48	5,024		203,538	4.7%	$ 40.5	4,164	4.5%
Rehabilitation hospitals	2	364		70,228	1.6%	$ 192.9	2,597	2.8%
Wellness centers	10	812,000	sq. ft.	180,017	4.2%	$ 221.7	4,439	4.7%
Medical office buildings (MOBs) (5)	105	7,490,000	sq. ft.	1,382,550	32.2%	$ 184.6	28,565	30.5%
Total	357			$ 4,294,821	100.0%		$ 93,523	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	89	6,539		$ 671,562	15.6%	$ 102.7	$ 13,946	14.9%
Five Star (Lease No. 2)	48	6,140		554,515	12.9%	$ 90.3	13,015	13.9%
Five Star (Lease No. 3)	28	5,618		646,382	15.1%	$ 115.1	15,512	16.6%
Five Star (Lease No. 4)	25	2,614		270,685	6.3%	$ 103.6	5,920	6.4%
Sunrise Senior Living, Inc. / Marriott (6)	14	4,091		325,165	7.6%	$ 79.5	7,013	7.5%
Brookdale Senior Living, Inc.	18	894		61,122	1.4%	$ 68.4	1,754	1.9%
5 private companies (combined)	7	959		36,087	0.8%	$ 37.6	1,231	1.3%
TRS Managed (7)	13	1,214		166,736	3.9%	$ 137.3	2,128	2.3%
Wellness centers	10	812,000	sq. ft.	180,017	4.2%	$ 221.7	4,439	4.7%
Multi-tenant MOBs (5)	105	7,490,000	sq. ft.	1,382,550	32.2%	$ 184.6	28,565	30.5%
Total	357			$ 4,294,821	100.0%		$ 93,523	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at September 30, 2011.

(3) See Exhibit A for the calculation of NOI.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees this lease.

(7) These 13 senior living communities we have acquired since June 2011 are leased to our TRS and managed by Five Star.



OCCUPANCY BY PROPERTY TYPE AND TENANT

	For the Twelve Months Ended (1)				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Property Type:					
Independent living	87.1%	87.3%	87.4%	87.1%	86.9%
Assisted living	86.7%	87.0%	87.3%	87.6%	87.7%
Nursing homes	81.8%	82.4%	82.8%	83.1%	83.2%
Rehabilitation hospitals	60.5%	60.2%	58.7%	58.8%	58.4%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (2)	96.6%	97.1%	97.0%	97.5%	96.8%
Tenant:					
Five Star (Lease No. 1)	85.6%	86.5%	86.9%	87.3%	87.4%
Five Star (Lease No. 2)	82.1%	82.1%	81.9%	81.7%	81.5%
Five Star (Lease No. 3)	86.7%	87.2%	87.7%	87.9%	88.2%
Five Star (Lease No. 4)	83.4%	83.4%	83.4%	83.4%	83.5%
Sunrise Senior Living, Inc. / Marriott	89.8%	89.8%	89.8%	89.6%	89.1%
Brookdale Senior Living, Inc.	92.1%	92.6%	92.9%	92.8%	92.1%
5 private senior living companies (combined)	83.8%	84.1%	84.0%	83.6%	83.5%
TRS Managed (3)	80.8%	NA	NA	NA	NA
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (2)	96.6%	97.1%	97.0%	97.5%	96.8%

(1) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of September 30, 2011 was 96.4%.

(3) These 13 senior living communities we have acquired since June 2011 are leased to our TRS and managed by Five Star. The occupancy from the date of acquisition through September 30, 2011 was 82.8%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs and MANAGED COMMUNITIES)

	For the Twelve Months Ended				
Tenant	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Five Star (Lease No. 1)	1.26x	1.31x	1.31x	1.28x	1.29x
Five Star (Lease No. 2)	1.41x	1.39x	1.37x	1.34x	1.33x
Five Star (Lease No. 3)	1.51x	1.52x	1.53x	1.51x	1.49x
Five Star (Lease No. 4)	1.11x	1.12x	1.11x	1.09x	1.07x
Sunrise Senior Living, Inc. / Marriott	1.56x	1.46x	1.40x	1.35x	1.34x
Brookdale Senior Living, Inc.	2.24x	2.22x	2.21x	2.18x	2.14x
5 private senior living companies (combined)	2.52x	2.50x	2.42x	2.21x	2.17x
Wellness centers	2.16x	2.16x	2.18x	2.18x	2.21x

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.

We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results

are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for

periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility

operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended		As of and For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Number of Properties	105	60	105	60
Square Feet (1)	7,490	3,038	7,490	3,038
Occupancy (2)	96.4%	97.5%	96.4%	97.5%
Rental Income (3)	$ 39,716	$ 19,743	$ 114,575	$ 58,986
NOI (4)	$ 28,565	$ 15,144	$ 83,215	$ 45,848
NOI Margin % (5)	71.9%	76.7%	72.6%	77.7%
NOI % Growth	88.6%	--	81.5%	--

MOB SAME STORE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)		As of and For the Nine Months Ended (7)	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Number of Properties	56	56	54	54
Square Feet (1)	2,922	2,922	2,852	2,852
Occupancy (2)	98.5%	97.8%	98.5%	97.8%
Rental Income (3)	$ 20,706	$ 19,659	$ 59,070	$ 57,983
NOI (4)	$ 15,790	$ 15,075	$ 45,749	$ 45,177
NOI Margin % (5)	76.3%	76.7%	77.4%	77.9%
NOI % Growth	4.7%	--	1.3%	--

(1)   Prior periods exclude space remeasurements made during the current period.

(2)   Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(3)   Includes some triple net lease rental income.

(4)   See Exhibit A for the calculation of NOI.

(5)   NOI margin % is defined as NOI as a percentage of rental income.

(6)   Based on properties owned continuously since July 1, 2010.

(7)   Based on properties owned continuously since January 1, 2010.



MOB TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended (1)									
	\$	9/30/2011	\$	6/30/2011	\$	3/31/2011	\$	12/31/2010	\$	9/30/2010
Tenant improvements (TI)	\$	992	\$	1,468	\$	974	\$	1,854	\$	537
Leasing costs (LC)		561		430		1,336		363		221
Total TI and LC		1,553		1,898		2,310		2,217		758
Building improvements (2)		318		119		182		421		50
Development, redevelopment and other activities (3)		100		111		42		118		102
Total capital improvements, including TI and LC	\$	1,971	\$	2,128	\$	2,534	\$	2,756	\$	910
Sq. ft. beginning of period		6,147		5,982		5,163		3,039		2,939
Sq. ft. end of period		7,490		6,147		5,982		5,163		3,039
Average sq. ft. during period		6,819		6,065		5,573		4,101		2,989
Building improvements per average sq. ft. during period	\$	0.05	\$	0.02	\$	0.03	\$	0.10	\$	0.02

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.

(2) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Properties	105	91	89	82	60
Total sq. ft. (1)	7,490	6,147	5,982	5,163	3,039
Occupancy (2)	96.4%	96.6%	97.1%	97.0%	97.5%
Leasing Activity (sq. ft.):					
New leases	11	6	17	32	33
Renewals	197	115	146	21	9
Total	208	121	163	53	42
% Change in GAAP Rent (3):					
New leases	19.4%	41.2%	95.5%	-6.7%	12.2%
Renewals	3.2%	-2.8%	-25.5%	3.5%	1.0%
Weighted average	5.9%	0.3%	-18.4%	-2.6%	10.0%
Capital Commitments (4):					
New leases	$ 243	$ 127	$ 378	$ 968	$ 1,427
Renewals	753	2,351	1,606	413	112
Total	$ 996	$ 2,478	$ 1,984	$ 1,381	$ 1,539
Capital Commitments per Sq. Ft. (4):					
New leases	$ 22.09	$ 21.17	$ 22.53	$ 30.25	$ 43.24
Renewals	$ 3.82	$ 20.44	$ 11.02	$ 19.67	$ 12.44
Total	$ 4.79	$ 20.48	$ 12.21	$ 26.06	$ 36.64
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	5.8	8.3	5.7	5.1	8.0
Renewals	4.8	7.1	7.0	7.6	4.2
Total	5.0	7.2	6.8	6.2	7.3
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.81	$ 2.55	$ 3.95	$ 5.93	$ 5.41
Renewals	$ 0.80	$ 2.88	$ 1.57	$ 2.59	$ 2.96
Total	$ 0.96	$ 2.84	$ 1.80	$ 4.20	$ 5.02

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the period indicated.



MOB TENANTS REPRESENTING 1% OR MORE OF TOTAL MOB RENT

(dollars and sq. ft. in thousands)

	Tenant	Sq. Ft. (1)	% of Total Sq. Ft. (1)	Annualized Rental Income 9/30/2011 (2)	% of Annualized Rental Income (2)	Expiration
1	Aurora Healthcare	643	8.9%	$ 16,896	9.4%	2024
2	The Scripps Research Institute	164	2.3%	10,258	5.7%	2019
3	Cedars Sinai Medical Center	111	1.5%	9,251	5.1%	2012 - 2017
4	Reliant Medical Group Inc.	381	5.3%	7,594	4.2%	2019
5	Covidien	315	4.4%	5,635	3.1%	2017
6	Abbott Laboratories	198	2.7%	4,446	2.5%	2017
7	Presbyterian Healthcare	317	4.4%	4,314	2.4%	2014 - 2015
8	Health Insurance Plan of GNY	122	1.7%	4,075	2.3%	2015 & 2034
9	Boston Scientific Corporation	170	2.4%	3,639	2.0%	2013
10	Columbia/HCA/St. David's Health	87	1.2%	3,633	2.0%	2015 - 2019
11	Children's Hospital	83	1.1%	3,591	2.0%	2028
12	WellPoint Inc.	211	2.9%	2,857	1.6%	2014
13	Oklahoma City Clinics	210	2.9%	2,814	1.6%	2016
14	Hematology-Oncology Association of NY	66	0.9%	2,274	1.3%	2023
15	Stryker Corporation	122	1.7%	2,248	1.2%	2020
16	Emory Healthcare Inc.	109	1.5%	2,107	1.2%	2017 - 2020
17	Quest Diagnostics	126	1.7%	2,063	1.1%	2013 - 2016
18	Boeing Company	95	1.3%	1,958	1.1%	2012
19	WuXi PharmaTech (Cayman) Inc.	83	1.1%	1,896	1.0%	2019
20	Winthrop University Hospital	48	0.7%	1,840	1.0%	2015 - 2021
21	Prime Therapeutics	141	2.0%	1,737	1.0%	2015
	All Other MOB Tenants	3,417	47.4%	85,560	47.2%	
	Total MOB Tenants	7,219	100.0%	$ 180,686	100.0%	

(1)   Sq. ft. is pursuant to signed leases as of September 30, 2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease.

(2)   Annualized rental income is rents pursuant to signed leases as of September 30, 2011, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization.



PORTFOLIO LEASE EXPIRATION SCHEDULE
(dollars in thousands)

Year	Annualized Rental Income (1) Short and Long Term Residential Care Communities (2)	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2011	$ -	$ 2,361	$ -	$ 2,361	0.5%	0.5%
2012	-	17,033	-	17,033	3.8%	4.3%
2013	32,908	14,746	-	47,654	10.7%	15.0%
2014	-	21,520	-	21,520	4.8%	19.8%
2015	3,013	16,908	-	19,921	4.5%	24.3%
2016	1,314	15,794	-	17,108	3.9%	28.2%
2017	32,706	18,721	-	51,427	11.6%	39.8%
2018	-	6,152	-	6,152	1.4%	41.2%
2019	599	26,858	-	27,457	6.2%	47.4%
2020 and thereafter	175,540	40,593	17,536	233,669	52.6%	100.0%
Total	$ 246,080	$ 180,686	$ 17,536	$ 444,302	100.0%	

Average remaining lease term for all properties (weighted by rent): 9.8 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds Short and Long Term Residential Care Communities (Units / Beds) (3)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2011	-	0.0%	0.0%	75,532	-	75,532	0.9%	0.9%
2012	-	0.0%	0.0%	750,823	-	750,823	9.3%	10.2%
2013	4,091	15.2%	15.2%	527,279	-	527,279	6.6%	16.8%
2014	-	0.0%	15.2%	1,004,608	-	1,004,608	12.5%	29.3%
2015	423	1.6%	16.8%	753,379	-	753,379	9.4%	38.7%
2016	361	1.3%	18.1%	743,595	-	743,595	9.3%	48.0%
2017	3,508	13.1%	31.2%	803,057	-	803,057	10.0%	58.0%
2018	-	0.0%	31.2%	180,805	-	180,805	2.3%	60.3%
2019	175	0.7%	31.9%	888,033	-	888,033	11.1%	71.4%
2020 and thereafter	18,297	68.1%	100.0%	1,492,315	812,000	2,304,315	28.6%	100.0%
Total	26,855	100.0%		7,219,426	812,000	8,031,426	100.0%	

(1) Annualized rental income is rents pursuant to signed leases as of September 30, 2011, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers.

(2) Excludes rent received from our TRS.

(3) Excludes 1,214 living units leased to our TRS.

EXHIBITS

Stratford Court, Boca Raton, FL.
Continuing Care Retirement Community .
Living Units: 527.



CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Calculation of NOI:				
Revenues:				
Rental income	$ 102,546	$ 80,961	$ 300,527	$ 242,173
Residents fees and services	10,731	-	11,575	-
Total revenues	113,277	80,961	312,102	242,173
Property operating expenses	19,754	4,599	40,572	13,138
Net operating income (NOI):	$ 93,523	$ 76,362	$ 271,530	$ 229,035
Reconciliation of NOI to Net Income:				
Net operating income (NOI)	$ 93,523	$ 76,362	$ 271,530	$ 229,035
Depreciation and amortization	(28,824)	(22,505)	(82,120)	(67,139)
General and administrative	(6,608)	(5,545)	(19,618)	(16,439)
Acquisition related costs	(2,620)	(286)	(6,547)	(725)
Impairment of assets	(1,028)	-	(1,194)	(1,095)
Operating income	54,443	48,026	162,051	143,637
Interest and other income	462	203	971	703
Interest expense	(24,730)	(20,226)	(70,837)	(59,155)
Loss on early extinguishment of debt	-	-	(427)	(2,433)
Gain on sale of properties	-	109	21,315	109
Equity in earnings (losses) of an investee	28	35	111	(17)
Income before income tax expense	30,203	28,147	113,184	82,844
Income tax expense	(207)	(69)	(365)	(223)
Net income	$ 29,996	$ 28,078	$ 112,819	$ 82,621

We compute NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes depreciation and amortization, acquisition related costs and general and administrative expenses from the calculation of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statement of Income and data included elsewhere in this Supplemental Operating and Financial Data report. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION AND RECONCILIATION OF PROPERTY NET OPERATING INCOME (NOI)



CALCULATION AND RECONCILIATION OF EBITDA

(dollars in thousands)

| | | For the Three Months Ended | | For the Nine Months Ended | |
		9/30/2011	9/30/2010	9/30/2011	9/30/2010
Net income		$ 29,996	$ 28,078	$ 112,819	$ 82,621
Plus:	interest expense	24,730	20,226	70,837	59,155
	income tax expense	207	69	365	223
	depreciation expense	28,824	22,505	82,120	67,139
	acquisition related costs	2,620	286	6,547	725
	loss on early extinguishment of debt	-	-	427	2,433
	impairment of assets	1,028	-	1,194	1,095
	percentage rent adjustment (1)	2,900	2,700	8,300	7,700
Less:	gain on sale of properties	-	(109)	(21,315)	(109)
EBITDA		$ 90,305	$ 73,755	$ 261,294	$ 220,982

(1)   Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our EBITDA calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of EBITDA excludes percentage rents we presented for the first three quarters.

We compute EBITDA as net income plus interest expense, taxes and depreciation and amortization. We adjust for estimated amounts of deferred percentage rent and add back, if any, acquisition related costs, loss on early extinguishment of debt and impairment of assets and deduct gain on sale of properties, if any. We consider EBITDA to be an appropriate measure of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do.

EXHIBIT C



CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended				For the Nine Months Ended			
	9/30/2011		9/30/2010		9/30/2011		9/30/2010	
Net income	$	29,996	$	28,078	$	112,819	$	82,621
Depreciation expense		28,824		22,505		82,120		67,139
Gain on sale of properties		-		(109)		(21,315)		(109)
FFO		58,820		50,474		173,624		149,651
Acquisition related costs		2,620		286		6,547		725
Loss on early extinguishment of debt		-		-		427		2,433
Impairment of assets		1,028		-		1,194		1,095
Percentage rent adjustment (1)		2,900		2,700		8,300		7,700
Normalized FFO	$	65,368	$	53,460	$	190,092	$	161,604
Weighted average shares outstanding		153,385		127,423		145,745		127,404
FFO per share	$	0.38	$	0.40	$	1.19	$	1.17
Normalized FFO per share	$	0.43	$	0.42	$	1.30	$	1.27

(1)   Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our Normalized FFO calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of Normalized FFO excludes percentage rents we presented for the first three quarters.

We compute FFO and Normalized FFO as shown above. FFO is computed on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, computed in accordance with GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude loss on early extinguishment of debt, impairment of assets and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities determined in accordance with GAAP as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and data included elsewhere in this Supplemental Operating and Financial Data report. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.